Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change July 17, 2008
Item 3	News Release The news release dated July 17, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. reported the closing of the sale of the Shafter silver project in Presidio County, Texas, to Aurcana Corporation (tsx-v: aun).
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated July 17, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 17th day of July, 2008

July 17, 2008	News Release 08-12

SALE OF SHAFTER SILVER PROJECT TO AURCANA CLOSES

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report the closing of the sale of the Shafter silver project in Presidio County, Texas, to Aurcana Corporation (tsx-v: aun).

Under the terms of the sale agreement, Aurcana has paid the company a total consideration of $42.6 million consisting of $23 million in cash, 15 million Aurcana common shares (at a deemed price of $0.64 per share) and a $10 million convertible debenture.  The debenture has a 3% coupon with a three-year term and is convertible into 6.6 million Aurcana common shares at $1.515 per share.

Silver Standard is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.  Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.